Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

(millions of dollars)

Twelve Months Ended June 30, 2010
Operating revenues:
Affiliated	$1,065
Nonaffiliated	1,764

Total operating revenues	2,829
Operating expenses:
Operation and maintenance	1,007
Write off of regulatory assets	25
Depreciation and amortization	630
Provision in lieu of income taxes	154
Taxes other than amounts related to income taxes	385

Total operating expenses	2,201

Operating income	628

Other income and deductions:
Other income	48
Other deductions	9
Nonoperating provision in lieu of income taxes	30
Interest income	43

Interest expense and related charges	345

Net income	$335